SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of JULY, 2003

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934.

                               Yes ..... No ..X..


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



              RYANAIR'S CUSTOMER SERVICE STATISTICS FOR JUNE 2003

Ryanair, Europe's No.1 low fares airline, today (4th July 03) released its customer service statistics for June 2003. Ryanair is committed to publishing customer service statistics each month and these confirm that Ryanair is also No. 1 for Customer Service.

   -  92% of all Ryanair's 14,363 flights during June arrived on time.

   - Ryanair has set the standard as the No.1 on-time airline beating easyjet every week this year and as the No. 1 airline for the fewest cancellations.
   -  Complaints registered at less than 1 complaint per 1000 passengers.

   - Mislaid baggage registered at less than 1 mislaid bag per 1000 passengers.

------------------------------------------------------------------------
On-time flights                                         71%      92.47%
------------------------------------------------------------------------
Complaints per 1000 pax                               1.02        0.49
------------------------------------------------------------------------
Baggage complaints per 1000 pax                       1.51        0.72
------------------------------------------------------------------------
Complaints answered within 7 days                      N/A        99.9%
------------------------------------------------------------------------


Ends    4th July 2003

For further information:  Paul Fitzsimmons            Pauline McAlester
                          Ryanair                     Murray Consultants
                          Tel: + 353 1 812 1228       Tel: + 353 1 4980300

Ryanair Monthly Statistics Compared with Association of European Airlines

The following averages are based on the Association of European Airlines monthly performance statistics for our major competitors for Jan-May 2003 and figures published on airline websites.

Ryanair No. 1 on time airline in Europe

------------------------------------------------------------------------
Ryanair                                               1             91
------------------------------------------------------------------------
SAS                                                   2             88
------------------------------------------------------------------------
Lufthansa                                             3             84
------------------------------------------------------------------------
British Airways                                       4             79
------------------------------------------------------------------------
Air France                                            5             78
------------------------------------------------------------------------
Easyjet                                               6             76
------------------------------------------------------------------------
Alitalia                                              7             65
------------------------------------------------------------------------
Aer Lingus                                             Not Published
------------------------------------------------------------------------

                                                               % Flights
                                                         arriving within
                                                           15 minutes of
                                                          scheduled time
------------------------------------------------------------------------

Ryanair No. 1 airline for fewest lost bags

------------------------------------------------------------------------
Ryanair                                 1                         0.74
------------------------------------------------------------------------
SAS                                     2                        11.16
------------------------------------------------------------------------
Lufthansa                               3                        13.64
------------------------------------------------------------------------
Austrian                                4                        15.18
------------------------------------------------------------------------
British Airways                         5                        16.16
------------------------------------------------------------------------
Alitalia                                6                        18.60
------------------------------------------------------------------------
Air France                              7                        20.56
------------------------------------------------------------------------
easyJet                                        Not Published
------------------------------------------------------------------------
Aer Lingus                                     Not Published
------------------------------------------------------------------------

Ryanair No. 1 airline for fewest cancellations

------------------------------------------------------------------------
Ryanair                                 1                        99.29%
------------------------------------------------------------------------
Lufthansa                               2                        99.23%
------------------------------------------------------------------------
Austrian                                3                        98.48%
------------------------------------------------------------------------
Alitalia                                4                        98.48%
------------------------------------------------------------------------
SAS                                     5                        98.46%
------------------------------------------------------------------------
British Airways                         6                        98.46%
------------------------------------------------------------------------
Air France                              7                        97.88%
------------------------------------------------------------------------
easyJet                                        Not Published
------------------------------------------------------------------------
Aer Lingus                                     Not Published
------------------------------------------------------------------------


Ryanair beats easyJet every week on punctuality

           Week Ending                On Times
                                  Ryanair   easyJet                  Ryanair
                                                                    Position

1.              06-Jan              81%       72%                       1
2.              12-Jan              84%       76%                       1
3.              19-Jan              93%       86%                       1
4.              26-Jan              97%       88%                       1
5.              02-Feb              81%       64%                       1
6.              09 Feb              90%       63%                       1
7.              16 Feb              89%       73%                       1
8.              23-Feb              86%       72%                       1
9.             02- Mar              91%       79%                       1
10.             09-Mar              88%       81%                       1
11.             16-Mar              94%       86%                       1
12.             23-Mar              86%       82%                       1
13.             30-Mar              93%       78%                       1
14.            6-April              92%       68%                       1
15.             13-Apr              95%       79%                       1
16.             20-Apr              93%       78%                       1
17.             27-Apr              97%       81%                       1
18.             05 May              91%       75%                       1
19.             11-May              94%       81%                       1
20.             18-May              92%       70%                       1
21.             25-May              91%        NA                       1
22.              1-Jun              90%       63%                       1
23.              8-Jun              90%       62%                       1
24.             15-Jun              95%       77%                       1
25.             22-Jun              94%       74%                       1
26.             29-Jun              92%       72%                       1

Ryanair No. 1 in US Punctuality Comparison

------------------------------------------------------------------------
Ryanair                                      1                    91.0
------------------------------------------------------------------------
Southwest                                    2                    90.1
------------------------------------------------------------------------
JetBlue                                      3                    90.1
------------------------------------------------------------------------
Alaska                                       4                    87.4
------------------------------------------------------------------------
Continental                                  5                    86.7
------------------------------------------------------------------------
America West                                 6                    85.9
------------------------------------------------------------------------
Northwest                                    7                    85.8
------------------------------------------------------------------------
United                                       8                    85.4
------------------------------------------------------------------------
American                                     9                    84.7
------------------------------------------------------------------------
American Eagle                              10                    84.4
------------------------------------------------------------------------
Delta                                       11                    83.8
------------------------------------------------------------------------
US Airways                                  12                    80.7
------------------------------------------------------------------------
                           Source: US DOT Consumer Report for May 2003
------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  4 July 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director